SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Interim
Financial Statements (Unaudited)

Net Serviços de Comunicação S.A.

March 31, 2004
with Independent Accountants Review Report

Net Serviços de Comunicação S.A.

Condensed Consolidated Interim Financial Statements (Unaudited)

Contents

Page

Independent Accountants’ Review Report	1

Condensed consolidated balance sheets – March 31, 2004 (Unaudited) and December 31, 2003	3

Condensed consolidated statements of operations for the three-month periods ended March 31, 2004 and 2003 (Unaudited)	5

Condensed consolidated statements of changes in capital deficiency for the three-month period ended March 31, 2004 and of comprehensive loss for the three-month periods ended March 31, 2004 and 2003 (Unaudited)	6

Condensed consolidated statements of cash flows for the three-month periods ended March 31, 2004 and 2003 (Unaudited)	7

Notes to condensed consolidated financial statements (Unaudited) – March 31, 2004	8

Contents

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of March 31, 2004 and the related condensed consolidated statements of operations and cash flows for the three-month periods ended March 31, 2004 and 2003, the condensed consolidated statements of changes in capital deficiency for the three-month period ended March 31, 2004 and of comprehensive loss for the three-month periods ended March 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, cash flows and changes in capital deficiency for the year then ended (not presented herein) and in our report dated February 20, 2004, we expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

The accompanying condensed consolidated interim financial statements have been prepared assuming that Net Serviços de Comunicação S.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The accompanying interim financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
May 5, 2004

Contents

Net Serviços de Comunicação S.A.
Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except share amounts )

	March 31, 2004	December 31, 2003

Assets
Current assets
Cash and cash equivalents	US$ 87,499	US$ 68,811
Trade accounts receivable, net of allowance for doubtful accounts of $ 13,954 and $14,331 in 2004 and 2003, respectively	35,626	36,054
Recoverable income taxes	5,219	5,134
Prepaid expenses and other assets	5,854	5,152

Total current assets	US$ 134,198	US$ 115,151

Property and equipment, net	361,644	373,528
Investments and advances to equity investees	1,881	2,403
Goodwill on acquisition of consolidated subsidiaries, net	266,927	268,639
Judicial deposits	24,717	23,751
Deferred and recoverable income taxes	10,062	10,882
Other non-current assets	9,685	7,337

Total assets	US$ 809,114	US$ 801,691

	March 31, 2004	December 31, 2003

Liabilities and capital deficiency
Current liabilities
Trade accounts payable	US$ 20,805	US$ 20,478
Accounts payable to programmers, principally with
related parties	57,970	56,075
Income taxes payable	2,670	2,918
Sales taxes	10,488	12,116
Payroll and related charges	8,684	9,884
Debt	349,426	349,932
Deferred revenue	18,217	16,713
Interest and other financial charges payable	127,367	107,583
Accrued expenses and other liabilities	7,559	6,523

Total current liabilities	US$ 603,186	US$ 582,222

Non-current liabilities
Accounts payable to programmers, principally with	13,761	16,051
related parties
Due to related companies	1,738	2,063
Deferred sign-on, hook-up fee and programming benefit	23,131	23,899
Reserve for contingencies	171,898	168,852
Accrued expenses and other liabilities	11,781	11,495

Total non-current liabilities	US$ 222,309	US$ 222,360

Total liabilities	US$ 825,495	US$ 804,582

Commitments and contingencies

Capital deficiency
Preferred stock, no par value, shares authorized,
issued and outstanding (2004 and 2003 – 1,198,784,187)	1,493,279	1,493,279
Common stock, no par value, shares issued and outstanding (2004
and 2003 – 828,371,343)	811,737	811,737
Additional paid-in capital	15,027	15,027
Accumulated deficit	(2,107,027)	(2,092,032)
Accumulated other comprehensive loss, net	(229,397)	(230,902)

Total capital deficiency	US$ (16,381)	US$ (2,891)

Total liabilities and capital deficiency	US$ 809,114	US$ 801,691

See notes to condensed consolidated financial statements.

Contents

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Operations (Unaudited)
(Expressed in thousands of United States dollars, except per share and share amounts)

	March 31, 2004	March 31, 2003

Revenue
Subscriptions	US$ 127,451	US$ 90,668
Telecommunication services	4,525	3,557
Pay-per-view	3,250	2,988
Sign-on and hook-up fees	1,730	1,761
Other services	3,834	2,190

Total revenue	140,790	101,164
Taxes and other deductions from revenues	(25,850)	(18,576)

Net operating revenue	114,940	82,588

Programming and other operating costs of
which US$36,085 relates to programming (US$28,814 in 2003)	(59,028)	(47,097)

Selling, general and administrative expenses	(24,766)	(16,338)
Depreciation and amortization	(15,439)	(14,184)
Other	608	237

Total operating costs and expenses	(98,625)	(77,382)

Operating income	16,315	5,206

Other income (expenses)
Monetary indexation, net	(1,095)	393
(Loss) gain on exchange rate, net	(1,800)	10,137
Interest expense	(22,697)	(15,069)
Financial expense, net	(5,916)	(12,911)
Interest income	3,549	2,141
Other	349	(319)

Total other expenses, net	(27,610)	(15,628)

Loss before equity in results of investees	(11,295)	(10,422)
Equity in losses of investees	(517)	(1,437)

Loss before income taxes	(11,812)	(11,859)
Income tax expense	(3,183)	(134)

Net loss	US$ (14,995)	US$ (11,993)

Net loss per share, basic and diluted	US$ (0.02)	US$ (0.01)

Weighted average number of common
shares outstanding	828,371,343	828,371,343

See notes to condensed consolidated financial statements.

Contents

Net Serviços de Comunicação S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars, except share amounts)

	Number of shares issued		Capital stock			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

	Preferred	Common	Preferred	Common	Total

Changes in capital deficiency for the three month period ended March 31,2004

At January 1, 2004	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ (2,092,032)	US$ (230,902)	US$ (2,891)

Change in cumulative translation adjustment for the period	-	-	-	-	-	-	-	1,505	1,505

Net loss for the period	-	-	-	-	-	-	(14,995)	-	(14,995)

At March 31, 2004	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ (2,107,027)	US$ (229,397)	US$ (16,381)

Comprehensive loss for each of the	Three-month periods ended March, 31
three-month periods ended March 31, 2004 and 2003	2004	2003

Loss for the period	US$ (14,995)	US$ (11,993)
Cumulative translation adjustments	1,505	1,280

Total comprehensive loss	US$ (13,490)	US$ (10,713)

See notes to condensed consolidated financial statements.

Contents

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in thousands of United States dollars)

	Three-months period ended March 31,
	2004	2003

Operating activities
Net loss for the period	US$ (14,995)	US$ (11,993)
Adjustments to reconcile net loss
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	598	715
Amortization of deferred sign-on and hook-up fee revenues	(1,223)	(865)
Equity in losses of investees	517	1,437
Exchange losses, monetary indexation and interest expense, net	28,152	12,984
Depreciation and amortization	15,439	14,184
Deferred income taxes	1,347	(166)
Result on write off and disposal of assets, net	(76)	-
Contingencies additions	1,425	2,443
(Increase) decrease in operating assets
Trade accounts receivable	187	(1,518)
Income taxes recoverable	(723)	31
Prepaid expenses and other assets	(5,330)	(4,045)
Increase (decrease) in operating liabilities
Accounts payable to suppliers and programmers	859	(2,433)
Income taxes payable	(228)	162
Payroll and related charges	(1,129)	718
Sales taxes, accrued expenses and other liabilities	1,504	(3,582)
Reserve for contingencies	(2,922)	(343)

Net cash provided by operating activities	23,402	7,729

Investing activities
Acquisition of investments
and advances to related companies, net of repayments	(75)	(124)
Acquisition of property and equipment	(7,177)	(3,701)
Proceeds from sale of equipment	2,757	2,053

Net cash used in investing activities	(4,495)	(1,772)

Financing activities
Short-term debt
Issuances	-	37
Repayments	-	(86)
Long-term debt
Issuances	-	-
Repayments	-	-
Related party loans
Issuances	-	2
Repayments	-	(6)

Net cash provided by financing activities	-	(53)

Effect of exchange rate changes on cash and cash equivalents	(219)	699

Net increase in cash and cash equivalents	18,688	6,603
Cash and cash equivalents at beginning of the period	68,811	15,755

Cash and cash equivalents at end of the period	US$ 87,499	US$ 22,358

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 269	US$ 7
Cash paid for interest	US$ -	US$ 173

See notes to condensed consolidated financial statements.

Contents

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations

The Company and its subsidiaries provide cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities.

Due to the operating improvements and measures for reducing costs, most of operating subsidiaries are generating operating profits. Furthermore, the Company has developed tools to make selective investments decisions, aligning them with its operational cash flow generation.

Due to the failure to settle certain obligations, which could have their payment flows impacted by the completion of the ongoing debt restructuring process, and the disputes regarding the compliance with restrictive contractual covenants, the Company is subject to the possibility of a collection suit from creditors, either independently or jointly. At March 31, 2004, overdue credits corresponding to 8.9% of total debt have been called by the bank and are subject to additional court proceedings. Based on the existing facts, Management does not believe that these court proceedings will affect the Company’s operating performance, or its ability to continue the negotiations with other creditors.

The Company understands that achieving balance between its cash generation and its debt obligation is essential. Thus, negotiations with its financial creditors should be completed so as to reach a balanced working capital structure that may provide a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility. This will be possible by tailoring a repayment stream that is consistent with the Company’s business plan in the medium term. Specific costs related to the current debt – restructuring of approximately US$ 7,000, were recorded as deferred financing costs at March 31, 2004. Upon the successful completion of the current debt restructuring negotiations, such deferred costs will be amortized concurrent with such restructured debt.

The negotiations with creditors are still evolving, so as to reach a balanced working capital structure. Management reconfirms its expectation to formalize the basis of the renegotiation plan during the first-half of 2004.

The exchange rate of the Brazilian real (“R$”) to the U.S. dollar was R$2.9086:US$1.00 at March 31, 2004 and R$2.8892:US$1.00 at December 31, 2003. At May 5, 2004 the exchange rate was R$2.9550:US$1.00.

The accompanying condensed consolidated financial statements do not reflect any adjustments that might be required upon the resolution of the uncertainties discussed above.

2. Basis of presentation of the condensed consolidated interim financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the three-month period ended March 31, 2004 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2003.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3. Significant accounting policies

The accounts of the Company and its Brazilian subsidiaries and equity investee companies are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”.

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2003.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the three-month period ended March, 2004 and 2003 amounted to US$ 2,809 and US$ 2,393, respectively.

4. Recent accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interests Entities” (“FIN 46”). The objective of FIN 46, as revised in December 2003, is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.

FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this statement did not have material impact on the Company’s results of operations and financial position.

5. Cash and cash equivalents

	March 31, 2004	December 31, 2003

Cash	US$ 2,991	US$ 4,541
Brazilian Interbank Deposit – “CDI”	22,011	16,436
Financial Investments Funds	56,040	44,243
Others	6,457	3,591

	US$ 87,499	US$ 68,811

The funds are invested in securities denominated in Brazilian reais (R$) and, accordingly, the Company is exposed to the risk of devaluation of the Brazilian real against the U.S. dollar, as well as the credit risk on the underlying securities.

6. Goodwill on acquisition of consolidated subsidiaries, net

In January 2002, the Company adopted SFAS 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

On December 31, 2003, the date on which the Company performed its annual impairment test, the Company concluded that no impairment was required.

Other than a loss on translation recorded through the cumulative translation adjustments there have been no other movements in goodwill accounts in the three-month period ended March 31, 2004.

7. Property and equipment, net

Property and equipment consisted of:

	March 31, 2004			December 31, 2003

		Accumulated	Net Book	Net Book
	Cost	depreciation	Value	Value

Cable network	US$ 804,976	US$ (530,724)	US$ 274,252	US$ 289,195
Data processing equipment	82,035	(54,216)	27,819	29,992
Buildings and improvements	10,180	(7,261)	2,919	3,422
Fixtures, fittings and installations	10,122	(5,899)	4,223	4,493
Vehicles	2,233	(1,914)	319	381
Other	65,341	(53,356)	11,985	11,007

	974,887	(653,370)	321,517	338,490
Cable construction materials	39,069	-	39,069	33,973
Land	1,058	-	1,058	1,065
Total property and equipment, net	US$ 1,015,014	US$ (653,370)	US$ 361,644	US$ 373,528

8. Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, with its stockholders and with companies related to its stockholders.

The amounts paid to Net Brasil related to broker commission during the three-month periods ended March 31, 2004 and 2003 were US$ 668 and US$ 512, respectively. The amounts paid to Globosat for programming during the three-month periods ended March 31, 2004 and 2003 were US$ 1,948 and US$ 7,279, respectively.

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the three-month periods ended March 31, 2004 and 2003 were US$ 1,268 and US$ 1,263, respectively.

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participações S.A. The aggregated amounts paid to entities related to Bradesplan for property insurance, employee health insurance and collection fees during the three-month periods ended March 31, 2004 and 2003 were US$ 811 and US$ 653, respectively.

The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações S.A., a company related to Globo Group and from non-related parties pursuant to a distribution agreement. As part of the programming agreement with Net Brasil, the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda (Sky), the Globo Group arm that distributes video content through its DBS systems.

During 2003, the Company renegotiated the terms of a portion of its programming agreements. According to the new terms of the executed programming agreements, certain programming costs became re-denominated into Brazilian reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$ 2,750 , which have been reclassified as deferred programming benefits to be amortized as a reduction of the future programming costs, over the new term of the agreements, ranging from 36 to 48 months, and/or to reduce marketing costs, depending on certain specific events.

As part of the renegotiation of the programming costs, it is agreed that the unpaid amounts related to the year ended December 31, 2002 will be paid, within 18 to 24 monthly installments, as from January 2004. The non-current portion of accounts payable to programmers matures in 2005. These future payments are adjusted based on the IGPM domestic inflation index and guaranteed by promissory notes.

The ongoing negotiations with programmers involving overdue amounts denominated in U.S. dollars of US$ 34,725 classified as current are expected to be concluded during 2004.

The amounts due to programmers are comprised as follows:

	March, 31 2004		December 31, 2003

	Current	Non-current	Current	Non-current

Related companies:
Net Brasil S.A.	US$ 49,781	US$ 8,544	US$ 47,715	US$ 9,147
Globosat Programadora Ltda.	2,873	1,736	3,389	2,268
TV Globo Ltda.	639	479	626	626
USA Programadora Ltda.	385	289	377	377
Canal Brazil S.A.	279	209	273	273
Canal Rural Produções Ltda.	51	38	110	110
RBS Empresa de TVA Ltda.	112	84	49	50

	54,120	11,379	52,539	12,851

Third parties:
Fox Latin America Channels do
Brasil Ltda.	2,396	1,797	2,346	2,346
MTV Networks Latin America	920	184	666	330
Columbia Tristar Films of Brazil,
Inc.	358	268	350	350
Playboy TV Latin America, LLC	176	133	174	174

	3,850	2,382	3,536	3,200

	US$ 57,970	US$ 13,761	US$ 56,075	US$ 16,051

9. Debt

The debt consisted of:

	March 31,	December 31,
	2004	2003

U.S. dollar denominated debt:
(i) Multicanal Senior Guarannteed Notes	US$ 97,692	US$ 97,692
(ii) Net Sul Floating Rate Notes	72,300	72,300
(iii) Trade Financing Loans	17,910	17,910
(iv) Working Capital Loans	7,000	7,000
(v) Facilities from the International Finance Corporation - IFC	11,681	11,681

	206,583	206,583
Brazilian R$ denominated debt:
(vi) Non-Convertible	67,091	67,541
(vii) Working Capital Loans	60,073	60,476
(viii) Convertible Debentures with interest due annually at na annual
interest rate of 12% over the indexation at the IGPM domestic index	15,267	14,939
Other	412	393

	142,843	143,349

Short-term debt	US$ 349,426	349,932

The various annual base rates used to determine the interest rate of the Company’s debt at March 31, 2004 and December 31, 2003, follows:

	March 31,	December 31,
	2004	2003

LIBOR	1.35%	1.48%
TJLP	10.00%	11.50%
CDI	21.02%	23.21%
IGPM	5.08%	8.71%

Since the announcement of the Company ongoing debt restructuring process, as more fully described in Note 1, no payments of principal and interest have been made.

The main terms and conditions of the Company’s debt agreement are disclosed in the notes to the audited consolidated financial statements as of December 31, 2003 and remain unchanged.

The amount of US$ 69,005 (US$ 64,602 as of December 31, 2003) related to interest payable over the Multicanal Senior Guaranteed Notes, Net Sul Floating Rate Note, Facilities from the International Finance Corporation-IFC, and non-convertible and convertible Debentures was not paid.

10. Stockholder’s equity

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At March 31, 2004, the Company’s local currency financial statements presented an accumulated deficit of US$ 26,740.

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options corresponding to approximately 3 million shares in December 2003 and March 2004. The exercise price of the stock-option is the same price that will be agreed with creditors in connection with the potential conversion of debt into equity. The exercise period is two years as from the date that the Company obtained a signed agreement with the creditors in connection with the debt restructuring process. The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock options plans.

11. Commitments and contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

The reserves for contingent liabilities are summarized below:

	March 31,	December 31,
	2004	2003

Tax related matters	US$ 156,315	US$ 153,042
Labor related claims	10,086	10,116
Civil related claims	5,497	5,694

Total	US$ 171,898	US$ 168,852

In connection with some of these proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made with related judicial court is US$ 24,717 (December 31, 2003 -US$ 23,751), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.